This slide is not for distribution in isolation and must be viewed in conjunction with the accompanying term sheet, product supplement, prospectus supplement and prospectus, which further describe the terms, conditions and risks associated with the notes.

Capped Contingent Buffered Equity Notes ("CBEN")
Linked to the Euro Stoxx 50 Index due July 30, 2014

The notes are designed for investors who seek unleveraged exposure to the appreciation of the closing price of Euro Stoxx 50 Index up to the Maximum Return of 11.05% at maturity. Investors should be willing to forgo interest and divided payments and, if the Final Stock Price is less than the Initial Stock Price by more than the Contingent Buffer Amount of 20.00%*, be willing to lose some or all of their principal at maturity.

Trade Details/Characteristics

Issuer	JPMorgan Chase & Co.
Reference Index	Euro Stoxx 50 Index (SX5E)
Currency	USD
Contingent Buffer Amount	20.00%
Index Return	Final Index Level - Initial Index Level) / Initial Index Level
Maximum Return	11.05%
Maximum Potential Loss	100.00%
Maturity	July 30, 2014
Settlement	Cash
Payment at Maturity	If the Final Index Level is greater than the Initial Index Level, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return, subject to the Maximum Return. Accordingly, if the Final Index Level is greater than the Initial Index Level, your payment at maturity per $1,000 principal amount note will be calculated as follows: $1,000 + ($1,000 x Index Return), subject to the Maximum Return If the Final Index Level is equal to or less than the Initial Index Level by up to the Contingent Buffer Amount of 20%, you will receive the principal amount of your notes at maturity. If the Final Index Level is equal to or less than the Initial Index Level by up to the Contingent Buffer Amount of 20%, your payment at maturity per $1,000 principal amount note will be calculated as follows: $1,000 + ($1,000 x Stock Return) *If the Final Index Level is less than the Initial Index Level by more than the Contingent Buffer Amount of 20%, you will lose more than the 20% of your principal amount and may lose all of your principal amount at maturity.*
Initial Index Level	Closing index level of the Reference Index on the pricing date
Final Index Level	Closing index level of the Reference Index on the Observation Date
Observation Date	July 25, 2014
Preliminary Termsheet	http://www.sec.gov/Archives/edgar/data/19617/000095010313004226/dp39495_fwp-0711.htm

Please see the term sheet hyperlinked above for additional information about the notes, including JPMS's estimated value, which is the estimated value of the notes when the terms are set.

Hypothetical Payout For CBEN



Reference Stock Performance
Contingent Buffer Amount
Total Return
$1,400
$1,300
$1,200
$1,100
$1,000
$900
$800
$700
$600
$500
$400
Payout on a $1,000 note investment
-50%
-40%
-30%
-20%
-10%
0%
10%
20%
30%
40%
50%
Index Return

The graph above demonstrates the hypothetical total return on the notes at maturity for a subset of Index Returns detailed in the table below. Your investment may result in a loss of all of your principal at maturity.

Risk Considerations

The risks identified below are not exhaustive. Please see the term sheet hyperlinked above for more information.

- Your investment in the notes may result in a loss of some or all of your principal, and is subject to the credit risk of JPMorgan Chase & Co. Your maximum gain on the notes is limited to the maximum return
- JPMorgan Chase & Co. and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging JPMorgan Chase & Co.'s obligations under the notes. Their interests may be adverse to your interests.
- JPMS's estimated value does not represent the future value of the notes and may differ from others' estimates.
- JPMS's estimated value will be lower than the issue price (price to the public) of the notes.
- JPMS's estimated value is not determined by reference to credit spreads for our conventional fixed rate debt
- Secondary market prices of the notes will likely be lower than the price you paid for the notes and will be be impacted by many economic and market factors.
- The value of the notes as published by JPMS may be higher than JPMS's then-current estimated value of the notes for a limited time.
- The benefit of the Contingent Buffer Amount may terminate on the Observation Date.
- Lack of liquidity - J.P. Morgan Securities LLC intends to offer to purchase the notes in the secondary market but is not required to do so.
- No ownership or dividend rights in the Reference Stock
- The anti-dilution protection for the Reference Stock is limited and may be discretionary

Final Index Level	Index Return	Total Return
3900.00	50.00%	11.05%
3380.00	30.00%	11.05%
2990.00	15.00%	11.05%
2860.00	10.00%	11.05%
2730.00	5.00%	11.05%
2665.00	2.50%	11.05%
2600.00	0.00%	11.05%
2535.00	-2.50%	11.05%
2470.00	-5.00%	11.05%
2340.00	-10.00%	11.05%
2080.00	-20.00%	11.05%
2079.74	-20.01%	-20.01%
1820.00	-50.00%	-50.00%
0.00	-100.00%	-100.00%

The table and charts above assumes an initial Index Level of 2600. The actual initial Stock Price will be provided in the pricing supplement.
The numbers appearing in the table and footnote above have been rounded for ease of analysis.

SEC Legend: JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus, the prospectus supplement as well as any relevant product supplement, underlying supplement and term sheet if you so request by calling toll-free 866-535-9248.
IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.
Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.
This material is not a product of J.P. Morgan Research Departments.

Filed pursuant to Rule 433
Registration Statement No: 333-177923
Dated: July 10, 2013

J.P.Morgan